Exhibit 99.1

POMDOCTOR LIMITED Continues to Advance AI-Enabled Chronic Disease Management Strategy Amid Growing Demand for Predictive Healthcare

GUANGZHOU, China, July 9, 2026 /PRNewswire/ -- POMDOCTOR LIMITED (the “Company”) (NASDAQ: POM), a digital healthcare company focused on advancing AI-enabled healthcare solutions and predictive healthcare capabilities, today highlighted its continued efforts in building an AI-powered chronic disease management ecosystem. The Company is integrating artificial intelligence (“AI”), remote patient monitoring (“RPM”), wearable technologies and real-world healthcare data to evolve toward a predictive, continuous and personalized healthcare service provider.

The Company believes that the global healthcare industry is undergoing a significant transformation from traditional reactive treatment models toward proactive health prediction and long-term disease management, as increasing chronic disease prevalence, rapid advancements in AI technologies and broader adoption of remote monitoring solutions accelerate the shift.

Multiple market reports released recently have highlighted this industry trend, specifically noting the accelerating adoption of AI-driven healthcare and chronic disease management technologies. According to Dimension Market Research, the global AI chronic disease prevention market is projected to grow from approximately US$30.2 billion in 2026 to US$488.4 billion by 2035, representing a compound annual growth rate (“CAGR”) of 36.2%, driven by increasing demand for AI-driven predictive models and intelligent healthcare solutions across major chronic disease categories.

Data Bridge Market Research predicts that the global chronic disease management technology market will grow from US$7.21 billion in 2025 to US$15.01 billion by 2033, at a CAGR of 9.6%, driven by growing adoption of digital health technologies, predictive analytics and remote monitoring solutions. Similarly, Allied Market Research also estimates that the global chronic disease management industry will increase from US$4.9 billion in 2021 to US$14.88 billion by 2031, reflecting rising demand for technology-enabled chronic disease management solutions.

Building an AI-Enabled Predictive Healthcare Ecosystem

Aligned with these industry trends, POM continues to strengthen its strategic focus on AI-enabled chronic disease management by integrating healthcare AI models, wearable technologies, RPM capabilities, physician resources and healthcare payment networks into a connected healthcare ecosystem.

Unlike traditional healthcare models that primarily focus on treatment after symptoms occur, POM aims to support earlier risk identification, continuous monitoring and personalized intervention throughout the healthcare journey.

The Company continues to develop its healthcare intelligence framework based on several key components:

●	AI Analytics and Predictive Capabilities: Leveraging AI technologies and real-world healthcare data to analyze potential health risks, evaluate patient trends and support more personalized health management.

●	Remote Patient Monitoring and Wearable Integration: Utilizing connected devices and continuous health data collection to extend healthcare management beyond traditional clinical settings.

●	Physician Network and Medical Services: Combining technology-driven insights with professional healthcare resources to provide more effective intervention and long-term chronic disease management.

●	Healthcare Ecosystem Partnerships: Exploring collaboration opportunities across healthcare providers, payers and other ecosystem participants to support more integrated and value-based healthcare services.

Management Commentary

Mr. Zhenyang Shi, Chairman and Chief Executive Officer of POMDOCTOR, commented: “The healthcare industry is entering a new era where AI, continuous health data and connected technologies are accelerating the transformation of chronic disease management. With increasing demand for proactive healthcare solutions, we believe AI-powered predictive capabilities and remote monitoring technologies will play an increasingly important role in improving long-term health management.

“At POMDOCTOR, we are building an integrated healthcare ecosystem that connects artificial intelligence, wearable technologies, physician resources, healthcare payment networks and real-world healthcare data. By combining these capabilities, we aim to advance the transition from reactive treatment toward predictive, personalized and continuous healthcare management. Looking ahead, we will continue strengthening our technology capabilities, expanding ecosystem partnerships and advancing our vision of building the infrastructure for the future of predictive healthcare.”

About POMDOCTOR LIMITED

POMDOCTOR LIMITED (NASDAQ: POM) is a digital healthcare company focused on advancing AI-enabled healthcare solutions and expanding predictive healthcare capabilities. The Company leverages physician resources, wearable technologies, artificial intelligence, healthcare payment networks and real-world healthcare data to support more personalized, continuous and data-driven healthcare services. Building upon its established healthcare platform and physician network, POM is pursuing the development of a predictive healthcare data and services infrastructure designed to improve healthcare outcomes and create long-term value for patients, healthcare providers and other ecosystem participants. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED
Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

3